Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Reports Third Quarter 2011 Results

SHANGHAI, ATLANTA, Dec. 13, 2011 — CDC Software Corporation (OTC:CDCS), a global enterprise software provider of on-premise and cloud deployments, today announced financial results for the quarter ended September 30, 2011. For the third quarter of 2011, Non-GAAP revenue(a) was $53.4 million and Non-GAAP net income(a) was $4.6 million, or $0.17 per share, compared to Non-GAAP revenue of $54.2 million and Non-GAAP net income of $6.9 million, or $0.24 per share in the third quarter of 2010.

In the third quarter of 2011, Adjusted EBITDA(a) was $6.7 million, compared to $4.9 million in the second quarter of 2011 and $9.9 million in the same period in Q3 2010. In the third quarter of 2011, compared to the same quarter last year, CDC Software continued to invest in sales and marketing and research and development (R&D) for both its on-premise and cloud segments. GAAP gross profit was $31.2 million and gross margin was 58 percent in the third quarter of 2011, compared to $29.3 million in gross profit and gross margin of 55 percent in the third quarter of 2010. DSO (days sales outstanding) in the third quarter of 2011 was 63 days, compared to 69 days for the third quarter of 2010.

Total Non-GAAP recurring revenue(a), which CDC Software defines as Non-GAAP maintenance(a) plus SaaS revenue was $30.2 million in the third quarter of 2011, compared to $30.4 million in the third quarter of 2010. Non-GAAP services revenue was $13.7 million for the third quarter 2011, compared to $14.2 million for the third quarter of 2010. During the third quarter of 2011, approximately 36 percent of license revenue was derived from North America, 49 percent from EMEA, and 15 percent from Asia/Pacific.

Application sales, which is comprised of license revenue plus Secured Total Contract Value (STCV) for Software-as-a-Service (SaaS) sales secured, was $13.2 million during the third quarter of 2011 and $14.0 million in the third quarter of 2010. Application sales for the third quarter of 2011 included license revenue of $8.3 million and STCV, or bookings, for Software-as-a-Service (SaaS) sales of $4.9 million, compared to license revenue of $9.0 million and

STCV of $5.0 million in the third quarter of 2010. STCV is the contract dollar amount for the duration of the contracts for all SaaS contracts secured, including new logo contracts, upsell, rental, as well as all renewals received by the end of the quarter.

Third quarter 2011 Total Contract Backlog (TCB) increased to a record $149.5 million, compared to $148.0 million in the second quarter of 2011. TCB is defined as the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective term, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, plus maintenance revenues from existing contracts over the previous 12 months.

For the third quarter of 2011, CDC Software’s Cloud business segment reported Non-GAAP revenue of $6.7 million, compared to Non-GAAP revenue of $7.1 million in the third quarter of 2010. The Cloud segment reported negative Adjusted EBITDA of $8,000 in the third quarter of 2011, compared to Adjusted EBITDA of $1.3 million in the third quarter of 2010, due to increased investment in sales and marketing and research and development activities.

Overall, earnings for CDC Software in the third quarter of 2011 have continued to be impacted by increased investments in sales and marketing, R&D as well as increased expenses for certain legal and governance matters related primarily to the litigation and settlement of Ross Systems’ Sunshine Mills lawsuit and the investigation undertaken by the special committee of the board of directors.

“We are pleased with our results for Q3 2011, including record TCB and increases in Adjusted EBITDA in Q3 2011, compared to the previous quarter, as well as improvement in our gross profit in Q3 compared to the same period last year,” said CK Wong, interim CEO of CDC Software. “While total revenue was generally flat year over year, we achieved record TCB which we believe illustrates the growth mode of our Cloud business. Compared to last year, our profitability in Q3 2011 was impacted primarily by continued increases in spending for sales and marketing, product engineering and legal expenses.”

Wong added, “Notable sales wins this quarter included a seven digit license sale to a leading U.K. financial services firm and a half a million license deal to a major financial services firm in India. We also secured two separate deals, valued each at more than $600,000, for TradeBeam and CDC eCommerce.”

Company Highlights:

During the third quarter of 2011, CDC Software introduced several new products and version upgrades for its core on-premise ERP, customer relationship management and business process management applications. New cloud products delivered in the third quarter of 2011 included iSupply 7.6, a new version release of its collaborative supply chain management solution, and a new version of CDC eCommerce.

Major on-premise sales wins in the third quarter of 2011 included a seven digit CDC Respond deal to a large financial services installed-base customer in the U.K and a half a million dollar Pivotal deal to a major financial services firm in India. Other major deals for Q3 2011 included a CDC Factory sale to a major installed-base food processor, a new logo deal to a major private label food manufacturer and a new logo CDC Supply Chain sale to a Nordic retailer. During the third quarter of 2011, key SaaS deals were from the company’s TradeBeam and CDC eCommerce product lines, as well as its Nordic hosting business.

Share Buyback:

Between August 2009 and Sept. 30, 2011, CDC Software, management, Peter Yip and family members and certain affiliates of the company, have purchased an aggregate of approximately 1.7 million shares at an average price of $7.56 per share. The company’s 10b5-1 repurchase plan is no longer in effect and company repurchases of its shares have ceased as of October 2011.

Concluding Remarks:

“CDC Software is an independent public company that has a fiscally-sound foundation with virtually no debt,” Wong noted. “However, confusion continues to exist in the market between CDC Corporation and CDC Software, and this important distinction is often overlooked. While CDC Corporation’s bankruptcy filing does not significantly affect the day-to-day operations and assets of CDC Software, we anticipate that CDC Corporation’s Chapter 11 filing will have a significant adverse impact on CDC Software’s revenues in the fourth quarter of 2011. We have taken, and are continuing to take, affirmative, proactive steps to help address this situation, but we believe that this effect will continue, to some extent, until CDC Corporation emerges from the Chapter 11 process.”

Mr. Wong added, ”It is also worth emphasizing that contrary to some of the inaccurate and confusing messages communicated by competitors to our current customers and prospects, CDC Software has not filed for bankruptcy and our positive operating results is testament to the financial health and viability of our organization.

“Despite the several, significant challenges we have faced, we believe we achieved a solid performance during Q3 2011,” Wong said. “Although we continue to face additional issues, as disclosed in our recent public filings, we continue to remain committed to delivering world-class solutions to our customers by continuing to invest in our products and providing outstanding customer service.”

Revised 2010 Information:

Results provided herein for 2010 have been revised from those previously reported in the company’s press releases due to certain year-end adjustments required to be made in connection with the preparation of the company’s financial statements for the year ended December 31, 2010. The revisions recorded by the company for 2010 included a $123.5 million goodwill impairment charge, $112.8 million of which related to its on-premise business and $10.8 million of which related to its Cloud business. The company also recorded a $1.3 million impairment charge for identifiable intangible assets in its on-premise segment and $7.5 million of tax related purchase accounting adjustments relating to the company’s TradeBeam acquisition. Furthermore, in accordance with U.S. GAAP, management accrued a loss contingency of $10.0 million related to the litigation between the company’s subsidiary, Ross Systems, Inc, and Sunshine Mills, Inc. as of December 31, 2010. This matter was subsequently settled in September 2011 for a payment of $9.0 million in cash to Sunshine Mills, Inc. and $500,000 into escrow. Additional adjustments relate to changes in estimates which impacted the reserves for litigation settlements, purchase consideration payables, and valuation of deferred tax assets and deferred tax liabilities.

Footnotes:

a) Adjusted Financial Measures

This press release includes Non-GAAP revenue, Non-GAAP net income, Adjusted EBITDA and Non-GAAP recurring revenue, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share, and others, prepared under GAAP. These Non-GAAP Financial Measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

All dollar amounts are in U.S. dollars

Special Note Regarding CDC Software Financial Results

The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software, (OTC:CDCS) The Customer-Driven Company™, is a global enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations regarding the factors that will impact revenue and earnings in current and subsequent periods, our beliefs and expectations regarding TCB and potential growth in our Cloud business, our beliefs regarding the impact of CDC Corporation’s Chapter 11 filing on CDC Software’s business, revenue, prospects and results of operations, as well as the steps CDC Software has taken with respect thereto and the continuation and duration thereof, our beliefs about customer perceptions, our beliefs about any continued investment in sales and marketing and research and development for our Cloud and on premise businesses and the impact thereof on our earnings now and in future periods, including the continuation of such impact and the potential benefits of these investments, our beliefs regarding any trends we may see, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the risk of ongoing, increased expenses and liability related to litigation matters we may now face or in the future become a party to, as well as potential negative market perception related to the foregoing and the potential impact thereof on our business, operations and financial condition; (b) risks related to the impact of CDC Corporation’s Chapter 11 filing on CDC Software’s business, prospects and results of operations, and the continuation and duration thereof; (c) risks related to the trading halt and subsequent suspension of trading of our shares and the potential de-listing from NASDAQ; (d) risks related to the recent resignation of Deloitte as our independent auditors and our ability to retain a replacement independent auditor; (e) risks related to decreased liquidity and access to capital as a result of the recent closure of our credit facility with Wells Fargo Capital Finance, and increased difficulty in obtaining credit; (f) risks related to the variability of, and basis for, any assessments and estimates made by management herein, including any impairment or other charges or accruals that we may make from time to time, which are subject to change; (e) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (g) risks related to our Cloud business; (h) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (i) the effects of restructurings and rationalization of operations in our companies; (j) the ability to address technological changes and developments including the development and enhancement of products; (k) the ability to develop and market successful products and services; (l) the entry of new competitors and their technological advances; (m) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (n) the possibility of development or deployment difficulties or delays; (o) the dependence on customer satisfaction with the company’s software products and services; (p) continued commitment to the deployment of our enterprise software products, including on-premise and cloud deployments; (q) risks involved in developing software solutions and integrating them with other software and services; (r) the continued ability of the company’s products and services to address client-specific requirements; (s) demand for and market acceptance of new and existing software and services, and the positioning of the company’s solutions; and (t) the ability of our customers’ staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions or estimates proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

Table 1

	December 31, 2010	September 30, 2011

ASSETS
Current assets:
Cash and cash equivalents	$44,679	$22,987
Restricted cash	93	511
Accounts receivable (net of allowance of $4,458 at December 31, 2010 and $3,858 at September 30, 2011)	40,928	38,662
Prepayments and other current assets	9,043	13,688
Deferred tax assets	12,126	12,122

Total current assets	106,869	87,970

Property and equipment, net	4,823	3,807
Goodwill	43,729	40,834
Intangible assets	58,951	47,012
Deferred tax assets	40,845	40,442
Receivable from Parent	29,985	39,089
Note receivable due from related parties	1,885	2,049
Investment in cost method investees	675	692
Other assets	3,222	2,301

Total assets	$290,984	$264,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,395	13,446
Purchase consideration payables	34	500
Income tax payable	4,677	3,854
Short-term bank loans	15,055	—
Accrued liabilities	34,514	29,446
Restructuring accruals, current portion	3,095	662
Deferred revenue	52,425	54,045
Deferred tax liabilities	349	397

Total current liabilities	123,544	102,350

Long-term debt	242	—
Deferred tax liabilities	17,708	17,701
Purchase consideration payables, net of current portion	786	77
Other liabilities	9,204	8,327

Total liabilities	151,484	128,455

Contingencies and commitments

Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; 5,210,638 shares issued as of December 31, 2010 and September 30, 2011; 3,934,186 and 3,527,961 shares outstanding as of December 31, 2010 and September 30, 2011, respectively	5	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; 24,200,000 shares issued as of December 31, 2010 and September 30, 2011; 23,789,362 shares outstanding as of December 31, 2010 and September 30, 2011, respectively	24	24
Additional paid-in capital	252,278	255,486
Common stock held in treasury; 1,276,452 shares as of December 31, 2010 and 1,682,677 as of September 30, 2011	(10,423)	(12,550)
Retained earnings	(102,716)	(109,625)
Accumulated other comprehensive income (loss)	(76)	1,710

Total shareholders’ equity	139,092	135,050

Noncontrolling interest	408	691

Total equity	139,500	135,741

Total liabilities and shareholders’ equity	$290,984	$264,196

CDC Software

Unaudited Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 2

	Three months ended
	June 30, 2011	September 30, 2011
REVENUE:
Licenses (including royalties from related parties of $484 and $511, respectively)	$8,669	$8,344
Maintenance (including royalties from related parties of $191 and $189, respectively)	25,929	25,605
Professional services (including royalties from related parties of $211 and $210, respectively)	15,430	13,662
Hardware	1,646	1,177
SaaS	4,711	4,618

Total revenue	56,385	53,406

COST OF REVENUE:
Licenses	3,679	2,262
Maintenance	4,953	4,251
Professional services	14,857	12,918
Hardware	1,422	1,059
SaaS	1,561	1,755

Total cost of revenue	26,472	22,245

Gross profit	29,913	31,161
Gross margin %	53%	58%

OPERATING EXPENSES:
Sales and marketing expenses	12,995	11,319
Research and development expenses	8,249	7,891
General and administrative expenses	10,299	10,943
Operating expenses allocated to Parent	(1,857)	(2,299)
Unrealized exchange loss	1,325	1,957
Amortization expenses	1,635	1,643
Restructuring and other charges	148	483

Total operating expenses	32,794	31,937

Operating loss	(2,881)	(776)
Operating margin %	-5%	-1%

Other income, net (including interest income from Parent of $438 and $391, respectively)	343	356

Loss before income taxes	(2,538)	(420)
Income tax expense	(904)	(88)

Net loss	(3,442)	(508)
Net loss attributable to noncontrolling interest	(215)	(102)

Net loss attributable to controlling interest	$(3,657)	$(610)

Net loss attributable to controlling interest per class A ordinary share - basic and diluted	$(0.13)	$(0.02)

Net loss attributable to controlling interest per class B ordinary share - basic and diluted	$(0.13)	$(0.02)

Weighted average shares of class A outstanding - basic and diluted	3,695,071	3,575,278

Weighted average shares of class B outstanding - basic and diluted	23,789,362	23,789,362

Total weighted average shares - basic and diluted	27,484,433	27,364,640

CDC Software

Unaudited Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 3

	Three months ended September 30,
	2010	2011
REVENUE:
Licenses (including royalties from related parties of $374 and $511, respectively)	$9,006	$8,344
Maintenance (including royalties from related parties of $137 and $189, respectively)	25,244	25,605
Professional services (including royalties from related parties of $149 and $210, respectively)	14,092	13,662
Hardware	567	1,177
SaaS	4,107	4,618

Total revenue	53,016	53,406

COST OF REVENUE:
Licenses	4,807	2,262
Maintenance	4,257	4,251
Professional services (including cost from related parties of $2,536 and nil, respectively)	12,741	12,918
Hardware	445	1,059
SaaS	1,474	1,755

Total cost of revenue	23,724	22,245

Gross profit	29,292	31,161
Gross margin %	55%	58%

OPERATING EXPENSES:
Sales and marketing expenses	10,487	11,319
Research and development expenses	7,060	7,891
General and administrative expenses	10,406	10,943
Operating expenses allocated to Parent	(2,261)	(2,299)
Unrealized exchange (gain) loss	(1,105)	1,957
Amortization expenses	1,350	1,643
Restructuring and other charges	(376)	483

Total operating expenses	25,561	31,937

Operating income (loss)	3,731	(776)
Operating margin %	7%	-1%

Other income, net (including interest income from Parent of $304 and $391, respectively)	154	356

Income (loss) before income taxes	3,885	(420)
Income tax expense	(989)	(88)

Net income (loss)	2,896	(508)
Net income (loss) attributable to noncontrolling interest	37	(102)

Net income (loss) attributable to controlling interest	$2,933	$(610)

Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted	$0.10	$(0.02)

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted	$0.10	$(0.02)

Weighted average shares of class A outstanding - basic and diluted	4,302,410	3,575,278

Weighted average shares of class B outstanding - basic and diluted	23,840,376	23,789,362

Total weighted average shares - basic and diluted	28,142,786	27,364,640

CDC Software

Unaudited Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 4

	Nine months ended September 30,
	2010	2011

REVENUE:
Licenses (including royalties from related parties of $1,370 and $1,527, respectively)	$25,746	$23,412
Maintenance (including royalties from related parties of $302 and $560, respectively)	73,976	77,055
Professional services (including royalties from related parties of $366 and $601, respectively)	44,898	43,864
Hardware	2,616	3,984
SaaS	8,858	13,852

Total revenue	156,094	162,167

COST OF REVENUE:
Licenses	14,611	9,442
Maintenance	12,612	13,723
Professional services (including cost from related parties of $3,020 and nil, respectively)	38,298	42,072
Hardware	2,072	3,359
SaaS	3,743	4,889

Total cost of revenue	71,336	73,485

Gross profit	84,758	88,682
Gross margin %	54%	55%

OPERATING EXPENSES:
Sales and marketing expenses	30,557	36,993
Research and development expenses	21,006	23,858
General and administrative expenses	27,343	30,517
Operating expenses allocated to Parent	(6,550)	(6,340)
Unrealized exchange (gain) loss	(1,668)	3,432
Amortization expenses	3,923	4,884
Restructuring and other charges	426	1,706

Total operating expenses	75,037	95,050

Operating income (loss)	9,721	(6,368)
Operating margin %	6%	-4%

Other income, net (including interest income from Parent of $936 and $1,080 respectively)	871	803

Income (loss) before income taxes	10,592	(5,565)
Income tax expense	(3,020)	(607)

Net income (loss)	7,572	(6,172)
Net loss attributable to noncontrolling interest	(192)	(303)

Net income (loss) attributable to controlling interest	$7,380	$(6,475)

Unaudited pro forma information:
Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted	$0.26	$(0.24)

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted	$0.26	$(0.24)

Weighted average shares of class A outstanding - basic and diluted	4,302,410	3,677,884

Weighted average shares of class B outstanding - basic and diluted	23,840,376	23,789,362

Total weighted average shares - basic and diluted	28,142,786	27,467,246

CDC Software

Unaudited Consolidated Statements of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

Table 5

	Three months ended
	June 30, 2011	September 30, 2011
OPERATING ACTIVITIES:
Net loss	$(3,442)	$(508)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	746	660
Amortization expense	4,493	3,442
Provision for bad debts	290	544
Stock compensation expenses	1,015	920
Deferred income tax provision	(302)	744
Unrealized exchange (gain) loss	955	1,957
Loss on disposal of property and equipment	8	40
Amortization of debt issuance costs	82	84
Accrued interest income from Parent	(438)	(391)
Accrued interest income	(30)	(30)
Changes in operating assets and liabilities:
Accounts receivable	(1,234)	4,893
Deposits, prepayments and other receivables	1,294	(982)
Other assets	890	(1,958)
Accounts payable	512	(1,254)
Income tax payable	555	(139)
Litigation settlements	(625)	(10,250)
Accrued liabilities	2,074	(1,302)
Deferred revenue	(3,959)	(2,558)
Other liabilities	(351)	(108)

Net cash provided by (used in) operating activities	2,533	(6,196)

INVESTING ACTIVITIES:
Receipt of escrow funds from acquisition	—	1,786
Payment for prior year acquisitions	(45)	—
Purchases of property and equipment	(457)	(63)
Decrease (increase) in restricted cash	82	(499)

Net cash (used in) provided by investing activities	(420)	1,224

FINANCING ACTIVITIES:
Advances to Parent, net	(4,004)	(1,129)
Purchases of treasury stock	(909)	(374)
Payments for capital lease obligations	(54)	(55)

Net cash used in financing activities	(4,967)	(1,558)

Effect of exchange differences on cash	(320)	(2,120)

Net decrease in cash and cash equivalents	(3,174)	(8,650)
Cash at beginning of period	34,811	31,637

Cash at end of period	$31,637	$22,987

CDC Software

Unaudited Consolidated Statements of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

Table 6

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2011	2010	2011
OPERATING ACTIVITIES:
Net income (loss)	$2,896	$(508)	$7,572	$(6,172)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	869	660	2,520	2,172
Amortization expense	4,865	3,442	14,723	12,623
Provision for bad debt	464	544	656	1,095
Stock compensation expenses	764	920	1,760	2,913
Deferred income tax provision	—	744	—	404
Unrealized exchange (gain) loss	(1,105)	1,957	(1,637)	3,432
Loss on disposal of property and equipment	1	40	1	48
Loss (gain) on disposal of available-for-sale securities	—	—	(319)	(22)
Amortization of debt issuance costs	—	84	—	253
Accrued interest income from Parent	(303)	(391)	(938)	(1,080)
Accrued interest income	(39)	(30)	(81)	(90)
Changes in operating assets and liabilities:
Accounts receivable	5,824	4,893	4,198	1,378
Deposits, prepayments and other receivables	(234)	(982)	(1,875)	(3,414)
Other assets	(23)	(1,958)	102	(728)
Accounts payable	545	(1,254)	(2,901)	(100)
Income tax payable	686	(139)	1,966	(766)
Litigation settlements	—	(10,250)	—	(10,875)
Accrued liabilities	(1,248)	(1,302)	(4,990)	3,748
Deferred revenue	(3,279)	(2,558)	(3,676)	1,278
Other liabilities	1,150	(108)	790	(872)

Net cash provided by (used in) operating activities	11,833	(6,196)	17,871	5,225

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	216	—	(23,105)	—
Receipt of escrow funds from acquisition	—	1,786	—	1,786
Payment for prior year acquisitions	(600)	—	(2,700)	(545)
Purchases of property and equipment	(615)	(63)	(836)	(845)
Dispose (Purchase) of marketable securities	—	—	731	—
Investment in cost method investees	(148)	—	(2,068)	—
Decrease in restricted cash	—	(499)	18	(418)

Net cash provided by (used in) investing activities	(1,147)	1,224	(27,960)	(22)

FINANCING ACTIVITIES:
Borrowings from (advances to) Parent, net	(1,433)	(1,129)	289	(9,156)
Borrowings (payments) on credit facilities, net	(2,912)	—	11,360	(15,000)
Debt issuance costs	—	—	(1,389)	—
Purchases of treasury stock	(1,195)	(374)	(4,044)	(2,127)
Payments for capital lease obligations	(72)	(55)	(460)	(180)

Net cash provided by (used in) financing activities	(5,612)	(1,558)	5,756	(26,463)

Effect of exchange differences on cash	1,825	(2,120)	374	(432)

Net increase (decrease) in cash and cash equivalents	6,899	(8,650)	(3,959)	(21,692)
Cash at beginning of period	29,491	31,637	40,349	44,679

Cash at end of period	$36,390	$22,987	$36,390	$22,987

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars except share and per share data)

Table 7

	Three months ended
Consolidated	June 30, 2011	September 30, 2011
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(2,881)	$(776)
Add back restructuring and other charges	148	483
Add back depreciation expense	746	558
Add back amortization expense	1,635	1,643
Add back amortization expense included in cost of revenue	2,858	1,902
Add back stock compensation expense	1,015	920
Add back exchange gain	1,325	1,957
Add back deferred revenue grind (1)	82	30

Adjusted EBITDA	$4,928	$6,717

Adjusted EBITDA margin %	8%	13%

	Three months ended
On Premise	June 30, 2011	September 30, 2011
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$2,015	$5,271
Add back restructuring and other charges	1,091	420
Add back depreciation expense	415	397
Add back amortization expense	1,477	1,363
Add back amortization expense included in cost of revenue	2,602	1,544
Add back exchange gain	1,325	1,947
Add back deferred revenue grind (1)	8	4

Adjusted EBITDA	$8,933	$10,946

Adjusted EBITDA margin %	18%	23%

	Three months ended
Cloud	June 30, 2011	September 30, 2011
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(204)	$(906)
Add back restructuring and other charges	(943)	63
Add back depreciation expense	331	162
Add back amortization expense	158	279
Add back amortization expense included in cost of revenue	256	358
Add back exchange gain	—	10
Add back deferred revenue grind (1)	74	26

Adjusted EBITDA	$(328)	$(8)

Adjusted EBITDA margin %	-5%	0%

	Three months ended
Corporate	June 30, 2011	September 30, 2011
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(4,692)	$(5,141)
Add back stock compensation expense	1,015	920

Adjusted EBITDA	$(3,677)	$(4,221)

Adjusted EBITDA margin %	0%	0%

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars except share and per share data)

Table 8

	Three months ended		Nine months ended
	September 30,		September 30,
Consolidated	2010	2011	2010	2011
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$3,731	$(776)	$9,721	$(6,368)
Add back restructuring and other charges	(376)	483	426	1,706
Add back depreciation expense	868	558	2,520	2,070
Add back amortization expense	1,350	1,643	3,923	4,883
Add back amortization expense included in cost of revenue	3,515	1,902	10,797	7,842
Add back stock compensation expenses	764	920	1,760	2,913
Add back exchange gain	(1,105)	1,957	(1,668)	3,431
Add back deferred revenue grind (1)	1,190	30	3,837	375

Adjusted EBITDA	$9,937	$6,717	$31,316	$16,852

Adjusted EBITDA margin %	18%	13%	20%	10%

	Three months ended		Nine months ended
	September 30,		September 30,
On Premise	2010	2011	2010	2011
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$8,889	$5,271	$23,800	$11,059
Add back restructuring and other charges	(383)	420	429	2,548
Add back depreciation expense	539	397	1,757	1,261
Add back amortization expense	1,226	1,363	3,570	4,094
Add back amortization expense included in cost of revenue	3,161	1,544	9,998	6,969
Add back exchange gain	(1,105)	1,947	(1,667)	3,421
Add back deferred revenue grind (1)	217	4	850	51

Adjusted EBITDA	$12,544	$10,946	$38,737	$29,403

Adjusted EBITDA margin %	25%	23%	26%	21%

	Three months ended		Nine months ended
	September 30,		September 30,
Cloud	2010	2011	2010	2011
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(451)	$(906)	$(2,454)	$(2,488)
Add back restructuring and other charges	7	63	(3)	(842)
Add back depreciation expense	329	162	762	809
Add back amortization expense	124	279	353	789
Add back amortization expense included in cost of revenue	354	358	799	873
Add back exchange gain	—	10	—	10
Add back deferred revenue grind (1)	973	26	2,987	324

Adjusted EBITDA	$1,336	$(8)	$2,444	$(525)

Adjusted EBITDA margin %	19%	0%	14%	-3%

	Three months ended		Nine months ended
	September 30,		September 30,
Corporate	2010	2011	2010	2011
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(4,707)	$(5,141)	$(11,625)	$(14,939)
Add back stock compensation expenses	764	920	1,760	2,913

Adjusted EBITDA	$(3,943)	$(4,221)	$(9,865)	$(12,026)

Adjusted EBITDA margin %	0%	0%	0%	0%

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

Table 9

	Three months ended
	September 30,
	2010	2011

(a) Reconciliation from GAAP net income (loss) attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income (loss) attributable to controlling interest	$2,933	$(610)
Add back restructuring and other charges	(376)	483
Add back amortization expense	1,350	1,643
Add back amortization expense included in cost of revenue	3,515	1,902
Add back stock based compensation	764	920
Add back exchange loss (gain)	(1,105)	1,957
Add back deferred revenue grind (1)	1,190	30
Add back non cash tax expense	593	53
Tax effect on all reconciling items	(1,997)	(1,803)

Non-GAAP net income	$6,867	$4,575

Non-GAAP net income as a % of revenue	13%	9%
Total weighted average shares outstanding (basic and dilutive)	28,142,786	27,364,640
Non-GAAP net income per share (basic and dilutive)	$0.24	$0.17

	Three months ended
	June 30, 2011	September 30, 2011
(a) Reconciliation from GAAP net loss attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net loss attributable to controlling interest	$(3,657)	$(610)
Add back restructuring and other charges	148	483
Add back amortization expense	1,635	1,643
Add back amortization expense included in cost of revenue	2,858	1,902
Add back stock based compensation	1,015	920
Add back exchange gain	1,325	1,957
Add back deferred revenue grind (1)	82	30
Add back non cash tax expense (benefit)	542	53
Tax effect on all reconciling items	(1,836)	(1,803)

Non-GAAP net income	$2,112	$4,575

Non-GAAP net income as % of revenue	4%	9%
Total weighted average shares outstanding (basic and dilutive)	27,484,433	27,364,640
Non-GAAP net income per share (basic and dilutive)	$0.08	$0.17

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

Table 10

	Three months ended
GAAP Results	September 30, 2010	June 30, 2011	September 30, 2011
On Premise
Licenses	$8,739	$8,601	$8,233
Maintenance	24,947	25,125	24,900
Professional services	12,587	14,347	12,467
Hardware	567	1,646	1,177

Total On Premise	46,840	49,719	46,777

Cloud
Licenses	$267	$68	$111
Maintenance	297	804	705
Professional services	1,505	1,083	1,195
SaaS	4,107	4,711	4,618

Total Cloud	6,176	6,666	6,629

Total revenue	$53,016	$56,385	$53,406

	Three months ended
(a) Non-GAAP Adjustment (1)	September 30, 2010	June 30, 2011	September 30, 2011
On Premise
Maintenance	217	6	4
Professional services	—	2	—

Total On Premise	217	8	4

Cloud
Maintenance	490	16	—
Professional services	97	9	2
SaaS	386	49	24

Total Cloud	973	74	26

Total revenue	$1,190	$82	$30

	Three months ended
(a) Non-GAAP Results	September 30, 2010	June 30, 2011	September 30, 2011
On Premise
Licenses	$8,739	$8,601	$8,233
Maintenance	25,164	25,131	24,904
Professional services	12,587	14,349	12,467
Hardware	567	1,646	1,177

Total On Premise	47,057	49,727	46,781

Cloud
Licenses	$267	$68	$111
Maintenance	787	820	705
Professional services	1,602	1,092	1,197
SaaS	4,493	4,760	4,642

Total Cloud	7,149	6,740	6,655

Total revenue	$54,206	$56,467	$53,436

(1)	Non-GAAP adjustment represents deferred revenue grind adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.